November 8, 2013

Maxcom Announces Tender Offer for up to $38,104,308 of its Outstanding Step-Up Senior Notes Due 2020

Mexico City – November 8, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”) announced today that it has commenced a tender offer (the "Tender Offer") to purchase for cash up to an aggregate of $38,104,308 aggregate principal amount of its outstanding Step-Up Senior Notes due 2020 (the "Notes") from registered holders of the Notes (the "Holders"). There is currently $180,353,962 in aggregate principal amount of the Notes outstanding. The Tender Offer is being made pursuant to, and subject to the terms and conditions in, the Offer to Purchase dated November 8, 2013. The principal amount of Notes purchased in the Tender Offer is currently capped at $38,104,308 million (the "Tender Cap"). Subject to certain conditions, and subject to the Tender Cap, the Company intends to accept for purchase all Notes validly tendered at or prior to 11:59 p.m., New York City time, on December 11, 2013 (the "Expiration Date"). Holders who tender their Notes, will, subject to certain conditions and the Tender Cap, receive $850 per $1,000 aggregate principal amount of Notes (the “Tender Offer Consideration”). In addition, accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for purchase will be paid. Validly tendered Notes may be withdrawn at any time at or prior to the Expiration Date, unless extended or earlier terminated.

D.F. King & Co., Inc. is acting as tender agent and information agent in connection with the Tender Offer. Any questions regarding procedures for tendering Notes or requests for additional copies of the Offer to Purchase and any related documents, which are available for free and which describe the tender offer in greater detail, should be directed to D.F. King & Co., whose addresses and telephone numbers is:

D.F. King & Co.
Attention: Elton Bagley
48 Wall Street - 22nd Floor
New York, New York 10005
Banks and Brokers call: (212) 269-5550
All others: (800) 488-8035
Email: maxcom@dfking.com

This press release shall not constitute an offer to buy, or the solicitation of an offer to sell, securities, nor a solicitation for acceptance of the Tender Offer for the Notes. The Tender Offer is only being made pursuant to the terms of the Offer to Purchase. Holders of the Notes should read these materials because they contain important information. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

None of the Company, the information agent, the tender agent or the trustee for the Notes or their respective affiliates is making any recommendation as to whether Holders should tender all or any portion of their Notes in the Tender Offer.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities

November 8, 2013

Maxcom Announces Tender Offer for up to $38,104,308 of its Outstanding Step-Up Senior Notes Due 2020

(Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information, please contact:

Rodrigo Wright

México, D.F., México

(52 55) 4770-1170

rodrigo.wright@maxcom.com

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding Maxcom’s ability to continue to upgrade and expand its telecommunications network, its long-term growth prospects and its operating performance. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission (“SEC”) filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.